UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-06841

Sunoco, Inc.

(Exact name of registrant as specified in its charter)

1818 Market Street, Suite 1500 Philadelphia, Pennsylvania 19103 (215) 977-3000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $1.00 par value per share

9.00% Debentures due 2024

5.75% Senior Notes due 2017

9.625% Senior Notes due 2015

4 7/8% Senior Notes due 2014

Deferred Compensation Obligations Under the Sunoco, Inc. Savings Restoration Plan

Deferred Compensation Obligations Under the Sunoco, Inc. Deferred Compensation Plan

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock: 1

9.00% Debentures due 2024: 28

5.75% Senior Notes due 2017: 86

9.625% Senior Notes due 2015: 63

4 7/8% Senior Notes due 2014: 68

Deferred Compensation Obligations (Savings Restoration Plan): none

Deferred Compensation Obligations (Deferred Compensation Plan): none

Pursuant to the requirements of the Securities Exchange Act of 1934, Sunoco, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 22, 2012	SUNOCO, INC.

	By:	/s/ Martin Salinas, Jr.
Name: Martin Salinas, Jr.
Title: Chief Financial Officer